--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549



                               Amendment No. 4 to

                                  FORM 10-SB





                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
                         Under Section 12(b) or 12(g)
                    of the Securities Exchange Act of 1934






                           Premier Classic Art, Inc.
            (Exact name of registrant as specified in its charter)



      Delaware                                           22-3680581
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
   of incorporation or organization)



    1158 Staffler Road,
    Bridgewater, New Jersey                                            08807
(Address of registrant's principal executive offices)              (Zip Code)


                                (908) 526-7388
             (Registrant's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:



                                             Name of each exchange
 Title of each class to be so registered:    on which each class is to be registered:
------------------------------------------   -----------------------------------------
                       None                                    None


Securities to be registered under Section 12(g) of the Act:


                                 Common Stock,
                               par value $.0001


                      Copies to: Gerald A. Adler, Esquire
                              Bondy & Schloss LLP
                              6 East 43rd Street
                         New York, New York 10017-4656
                         Telephone No. (212)-661-3535
                             Fax No. (212) 972-1677


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Index to Form 10-SB Registration Statement




Item Number and Caption                                                                       Page
------------------------------------------------------------------------------------------   -----
PART I
1. Description of Business ...............................................................      1
2. Management's Discussion and Analysis of Financial Condition and Plan of Operation .....      3
3. Description of Property ...............................................................      3
4. Security Ownership of Certain Beneficial Owners and Management ........................      3
5. Management ............................................................................      4
6. Executive Compensation ................................................................      4
7. Certain Relationships and Related Transactions ........................................      4
8. Description of Securities .............................................................      5
PART II
1. Market For Common Equity and Related Shareholder Matters ..............................      6
2. Legal Proceedings .....................................................................      6
3. Changes in and Disagreements with Accountants .........................................      6
4. Recent Sales of Unregistered Securities ...............................................      6
5. Indemnification of Officers and Directors .............................................      7
PART F/S
Financial Statements .....................................................................   8-19
PART III
1. Index to Exhibits .....................................................................     20
2. Description of Exhibits ...............................................................     20
Signatures ...............................................................................     21

                                    PART I

                            DESCRIPTION OF BUSINESS

General Development of Business

     Premier Classic Art, Inc. (the "Company") was incorporated as Pet-Con Industries, Inc. in the State of Delaware on June 14, 1991. The Company previously manufactured recyclable containers and bottles for sale to private grocery product manufacturers and food packers. The Company discontinued these operations in June 1995 and had no operating activities from then until September 1999.

     On September 1, 1999, the Company issued 1,158,845 shares of its common stock to Mr. Trapp and 75,000 shares to Mr. Pistilli. Also, in September 1999 the Company issued 100,000 shares to Mr. Giltner Stevens, 306,980 shares to Mr. Michael Salerno, 76,744 shares to Mr. Charles McLaughlin and 376,049 shares to Royal Trading Ltd. In addition, in September 1999, the Company issued a warrant, exercisable 13 months after issuance to Giltner Stevens to purchase 400,000 shares of its common stock at $1.50 per share. Finally, on September 2 1999, the Company closed an offering in which it sold 2,250,000 shares of its common stock pursuant to Rule 504 Regulation D.

     On September 2, 1999, the Company hired Charles Trapp as its President and a director. At the same time, Louis A. Pistilli joined the Company as a director, and the Company's former president resigned.

     On September 2, 1999, the Company purchased all of the outstanding shares of stock of Cool Classic Incorporated, a Nevada corporation, in exchange for 3,069,788 shares of the Company's common stock. Cool Classic Incorporated is the owner of 400,000 original, hand-painted animation production cels, which the Company now plans to market and sell.

     On September 3, 1999, the Company issued a $775,000 principle 10 1/2 % convertible note due September 3, 2000. Interest is payable monthly, commencing in December 1999 and payable in arrears from September 1999. The note is convertible into 250,000 shares of the Company's common stock, at the option of the holder, at a conversion price of $3.10 per share. The convertible note contains a provision for an automatic conversion if the closing bid of the common stock is greater than or equal to $5.50 per share for twenty consecutive trading days. In connection with the execution of this note, the Company sold the holder 100,000 shares of the Company's restricted common stock for $.001 per share (which was below fair market value) and a warrant to purchase 400,000 shares of the Company's common stock at an exercise price of $1.00 per share.

Description of Business

     Having acquired the outstanding stock of Cool Classic Incorporated with its collection of 400,000 animation production cels, the Company intends to market and sell these cels to the public through its website as well as through art galleries, department type stores, other retail outlets and catalogues.

     Pursuant to a Sub-Lease and Assembly Agreement, dated as of September 1999, by and between the Company and Royal Animated Art, Inc., a California corporation ("Royal"), the Company stores its collection of cels in a warehouse leased by Royal from a third party. In addition, Royal has agreed to provide services such as cleaning, sorting, cataloguing, matching with backgrounds, matting and framing (as requested by the Company) as well as generally preparing the cels for market. The Company is to pay Royal $1,000 per month for the warehouse space as well as out of pocket costs for labor and materials plus 15% of such costs as an estimate of Royal's overhead allocable to the Company's products for the services rendered to the Company.

     In addition to the marketing and sale of its own collection of cels, the Company has entered into a Distribution Agreement, dated September 2, 1999, with Royal. The agreement is for a three year term, subject to renewal. As part of the agreement, Royal grants the Company the non-exclusive right to purchase and market reproductions of certain animation and comic strip images and characters, including all animation art and comic strip lithographs, to which Royal has or acquires reproduction rights. These rights are subject to any restrictions or limitations contained in agreements under which Royal acquires its rights and to the approval of Royal over whether, and how many, reproductions of each particular piece of artwork should be sold to the Company. The Company is to pay Royal a percentage of Royal's suggested retail price, depending on whether the Company sells directly to the ultimate consumer (50%) or to wholesalers, distributors, retailers and/or other middlemen (25%).

Animation Cels

     The term "cel" is used to describe the basic component of most types of animation art. In its strictest sense, a cel is a plastic sheet, either cellulose nitrate or cellulose acetate, on which animated characters are painted. In practice, the term cel has come to mean that plastic sheet in combination with the outline and coloring of a character, object or special effect. Outlines can be either hand-inked or Xerographically transferred to the sheet of plastic. Those outlines are then filled with color, either by hand-painting or a serigraphic process, to complete the cel.

     The Company's cel collection includes a combination of 12 field cels (approximately 12" x 10" in size) and pan cels (approximately 36" x 10"). The cels are selected from and were used in the production of Real Ghostbusters/Slimer, Ewoks (Star Wars), He-Man, Master of the Universe, She-Ra, Princess of Power, Bravestar, Flash Gordon, Shelly Duvall's Bedtime Stories, Beethoven, Back to the Future and others.


Original Production Cels

     These cels are hand-painted and have actually been used in the making of animated films. They can have either Xerographed or hand-inked outlines and are hand-painted at the studio. Each animation film is made of thousands of individual hand-painted cels. They are filmed in sequence to create the illusion of motion. Many original production cels have been either lost or destroyed through the years, which enhances their value as collectible art. In addition each cel is a one-of-a-kind piece of art, and this rarity also enhances its value. Because they were created to make an actual cartoon, each cel is a component part of a larger movement. Different cels from the same scene may be more or less desirable depending on a variety of factors such as size, profile, and expression of the character, any damage to inking or paint and overall visual appearance.


The Making of Cels


     The Company does not produce its own cels. However, an understanding of the production process is helpful toward an understanding of the nature of the cels and their collectibility.


     For production cels, the process begins when a storyboard is created by a talented animator, who with the film director, determines the extent of the background to be shown, the size of the characters and props to be used in each scene. The animator makes a sketch from what will become each of approximately 16 frames per foot of film. Next, an outlined ink drawing is made of each of the sketches. This outline is on a sheet of clear celluloid acetate. Each and every inked outline is turned over to a painter and, by hand, the brilliant colors are applied with special paints. Once each cel is hand painted and the foregrounds and backgrounds are complete, the artwork is ready for photography. Using a multiplane camera, the foreground, animation plane and the background are meticulously arranged and photographed.


Industry and Competition


     The Company believes that the collection of animation production cels is a rapidly expanding pastime with more and more people every day discovering the enjoyment and appreciating the hand-craftsmanship of these timeless works of art. The Company is aware of two major distributors of animation cels, The Walt Disney Co. (through its Walt Disney Art Classics division) and Time Warner Inc. (through its Warner Bros. division) in addition to several distributors of lesser stature. These distributors have significantly greater resources than the Company. In addition, many collectors and distributors of cels have established a presence on the Internet.


Sales and Marketing


     Commencing January 11, 2000, the Company opened a website at www.premierclassicart.com through which it offers for sale a selection of its animation cels. The website receives an average of approximately 695 hits per week and is currently being maintained by its original developer at no additional cost to the Company. The Company receives orders from its website, all of which are paid by credit card. Each order is filled by an employee of the Company and shipped by regular mail or overnight courier. The Company has chosen IMC On-line as its internet service provider. It subscribes to this service on a quarter by quarter basis at a rate of $315 per quarter.


     To date, the Company has sold 853 cels at various prices. The Company will also attempt to market the cels through art galleries, department stores, other retail outlets and catalogues. The Company has no existing agreement with any such gallary or store.

Seasonality

     The Company's management believes that the demand for animation cels is not subject to seasonal fluctuations.

Employees

     The Company currently employs one executive and, if its revenue increases, management expects that it will require one to three additional employees. The Company also utilizes the services of Royal to prepare its cels for presentation to the public. These are not regular employees of the Company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                        CONDITION AND PLAN OF OPERATION

Liquidity and Capital Resources

     The Company does not have adequate cash reserves to meet its future cash requirements. The Company is seeking to raise additional working capital through debt or equity financings. The Company's ability to continue as a going concern will depend upon successful completion of such financings and on its ability to market its inventory. The Company has spent approximately $55,000 to sort the cel art, copy the appropriate backgrounds and assemble the cels for sale. The Company does not expect to have to purchase any property or equipment over the next year that cannot be financed in the ordinary course of business.

Plan of Operation

     The Company plans to continue marketing and selling its collection of cels over the internet and through art galleries, department stores, other retail outlets and catalogues. The Company currently has no agreement with any such entity. The Company anticipates that it will take more than five years for it to liquidate the collection so as to maximize its value and to take advantage of opportunities to sell pieces when possible. The Company has received only limited revenues from cels to date. Royal, in accordance with its agreement with the Company provides the necessary artistic staff to process and prepare its cels for presentation to the public. The Company has 35,000 cels ready for presentation and distribution.

     Since January 4, 2000, the Company has sold approximately 853 cels to a distributor at various prices. The Company cannot be certain that it will continue to sell cels or at the same prices.

                                   PROPERTY

     On September 3, 1999, the Company entered into a Sublease and Assembly Agreement with Royal Animated Art, Inc. of California. The agreement provides for the Company to pay Royal Animated Art, Inc. $1,000 per month for the use of space in a warehouse facility located at 9722 Cozycroft Avenue, Chatsworth, California in order to store the Company's collection of cels. The agreement also provides for services to be performed by Royal in connection with the cels and payment by the Company of Royal's costs in connection with such services plus 15% of its overhead costs.

     The Company maintains its principal executive office at 1158 Staffler Road, Bridgewater, New Jersey. The Company has no written lease or other agreement covering this office but rents it on a month to month basis at $1 per year. If management determines that the Company has achieved a sufficient level of cash flow, the Company will move its executive office into commercial space.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than five percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

      Name and Address of Beneficial Owner          Amount and Nature of Ownership     Approximate % of Class
------------------------------------------------   --------------------------------   -----------------------
Charles Trapp, Chairman, Chief Executive
 Officer and President .........................               1,158,845                        15.2%
Louis Pistilli, Secretary and Director .........                 125,000                         1.6%
James E. Cheatham, Director ....................                 124,590                         1.6%
Joe Cool Collectibles, Inc. ....................               3,069,788                        40.3%
Giltner Stephens ...............................               1,000,000(1)                     13.1%
Herman Rush ....................................                 266,667(2)                      3.5%
Joseph Cesaro ..................................               3,069,788(3)                     40.3%
Directors and Officers as a Group ..............               1,408,435                        18.4%

(1) Includes 250,000 shares underlying a convertible note, 350,000 shares of common stock and a warrant to purchase 400,000 shares of common stock at $1.00 per share which expires in September 2002.
(2) Includes an option to purchase 266,667 shares at $1.00 per share which expires in September 2002.
(3) Includes 3,069,788 shares held by Joe Cool Collectibles, Inc. of which Mr. Cesaro owns 100% of the outstanding capital stock. Mr. Cesaro disclaims beneficial ownership of these shares.

                                  MANAGEMENT



Name                            Age    Company Position
----------------------------   -----   ----------------------------------
Charles F. Trapp ...........    50     Chairman, Chief Executive Officer
                                       and President
Louis A. Pistilli ..........    45     Director
James E. Cheatham ..........    63     Director

     Charles F. Trapp is a certified public accountant and has served as the Company's Chairman, Chief Executive Officer and President since September 1999. Prior to that time since 1992, he was President of Somerset Kensington Capital Co. Inc., a Company involved in financial restructuring and turnaround management. Mr. Trapp was also Vice President of Finance for A.W. Computer Systems, Inc. from September 1996 to February 1999. A.W. filed Chapter 11 in May 1998 and converted to Chapter 7 in February 1999.

     Louis A. Pistilli is a certified public accountant and has been the Secretary and a director of the Company since September 1999. He has been the managing partner of the accounting firm of Pistilli & Romm LLC since January 1999. From January 1990 to December 1998, Mr. Pistilli served as managing partner of the accounting firm of Pistilli & Company.

     James E. Cheatham has been a director of the Company since September 1999. Since September 1998, Mr. Cheatham has served as President of Giftrunner.com, Inc., an Internet gift shopping website. From December 1995 to August 1998, he served as President of Lionshare Group, a financial consulting company.

                             EXECUTIVE COMPENSATION

                           Summary Compensation Table

====================================================================================================================================
                                                                                               Long Term Compensation
====================================================================================================================================
                                                  Annual Compensation                          Awards                Payouts
====================================================================================================================================
                                                                                      Restricted   Securities             All Other
Name and Principal                                              Other Annual             Stock     Underlying   LTIP      Compen-
Position                          Year        Salary     Bonus  Compensation             Awards    Options      Payouts   sation
====================================================================================================================================
Charles Trapp,                    1999       $20,000(1)    -         (2)                   -           -          -          -
Chairman, Chief
Executive Officer and
President......................

(1) Mr. Trapp's salary from the Company is $5,000 per month.

(2) Prior to his election as Chairman, CEO and President of the Company, Mr. Trapp received 1,158,845 shares of the Company's common stock in exchange for consulting services rendered valued by the Company at $60,000. Mr. Trapp also receives as compensation the use of a Company-leased automobile at a cost to the Company of $760 per month and life insurance listing his wife as the beneficiary at a $3,000 annual premium.

     To date, the Company has paid no compensation to its directors.

Employment Agreement

     The Company has entered into an Employment Agreement with Mr. Trapp, dated as of September 1, 1999. Under this agreement, Mr. Trapp is to receive a salary of $60,000 per year as well as a 10% bonus, life insurance, use of a Company-leased automobile, reasonable and necessary out-of-pocket expenses and standard health benefits. Mr. Trapp is required under the agreement to devote substantially all of his time during normal business hours to the Company's business as well as at any other time reasonably necessary.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Herman Rush, who owns an option to purchase 266,667 shares of the Company's issued and outstanding common stock at $1.00 per share which expires September 2002, is the President of Royal Animated Art, Inc. The Company has entered into a Sub-Lease and Assembly Agreement, as well as a Distribution Agreement, with Royal Animated Art, Inc.


     Mr. Giltner Stephens owns 350,000 shares of the Company's common stock, a warrant to purchase 400,000 shares at $1.00 per share which expires in September 2002 and a one year $775,000 convertible note due September 2, 2002 and convertible into 250,000 shares at $3.10 per share.

     In September 1999, the Company issued to Mr. Louis Pistilli 125,000 shares in the aggregate (75,000 at $.001 per share for services rendered and 50,000 at $.10 per share) pursuant to a 504 offering.

     In September 1999, the Company issued to Charles F. Trapp 1,158,845 shares of common stock at $.001 per share in exchange for services rendered.


                           DESCRIPTION OF SECURITIES


Common Stock

     The Company is authorized to issue 50,000,000 shares of common stock, $.001 par value, of which 7,643,946 shares are issued and outstanding. The holders of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. None of the shares have any conversion rights. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available therefor. Upon liquidations of the Company the holders of common stock are entitled to share pro rata in any distribution to shareholders.

Preferred Stock

     The Company is authorized to issue 10,000,000 shares of preferred stock of which 300,000 shares of Series A cumulative convertible preferred stock, $.002 par value have been designated. Of such 300,000 shares, there are 136,000 shares issued and outstanding. The Series A cumulative convertible preferred stock outstanding is convertible into 30,600 shares of common stock in the aggregate. Holders of the Series A shares are entitled to the following rights and preferences:

Liquidation Preference

     In any event of liquidation, dissolution or winding up of the Company, the holders of the Series A shares are entitled to receive, before any payment is made to the holders of the common stock, $2.50 per share plus all accrued by unpaid dividends and interest due thereon. If the assets of the Company available for distribution to the holders of the Series A shares are insufficient to pay them the full amounts to which they are entitled, they shall share ratably in any distribution. If the holders of the Series A shares have been paid in full all amounts to which they are entitled they also have the right to share with the holders of the common stock in the distribution of the Company's remaining assets.

Voting

     On all matters presented to the holders of the Company's common stock, each holder of Series A shares is entitled to exercise such number of votes per share as equals the number of shares of common stock into which such holder's Series A shares are convertible. In addition, holders of the Series A shares have "veto" rights which prohibit the Company from engaging in certain transactions or taking certain actions without the affirmative vote or consent of shares representing 60% of the Series A shares, voting separately as a class. Except as otherwise required by law or the Certificate of Incorporation, holders of Series A shares and holders of common stock vote as a single class on all matters.

Conversion

     Each Series A share is convertible into .225 shares of fully paid and nonassessable shares of the Company's common stock. The number of shares of common stock issuable upon conversion is subject to adjustment from time to time to prevent dilution in the case of a reorganization, reclassification, change in the number of shares outstanding or a merger or consolidation of the Company.

Dividends

     Each holder of Series A shares is entitled to a dividend of $.20 per share per annum. Dividends are payable in quarterly installments and are cumulative.

Redemption

     The Company has the right to redeem all or any portion of the Series A shares at a price of $5.00 per share plus any accrued but unpaid dividends thereon.

     Colonial Stock Transfer, 455 East 400 So. #100, Salt Lake City, Utah 84111 is the transfer agent and registrar for the Company's common stock and preferred stock.

Shares Eligible for Future Sale

     The Company has 7,649,946 shares of common stock outstanding, but, of these shares, only 1,657,109 shares are freely tradable. All of the remaining shares of common stock are considered "restricted securities" and in the future, may be sold only in compliance with rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act") unless registered under the Act (the "restricted shares").

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of common stcok beneficially for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares pf the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

Warrants

     The Company has outstanding warrants to purchase 666,666 shares of its common stock all at an exercise price of $1.00 per share. The warrants are for a term of three years and are exercisable beginning on September 1999.

                                    PART II


                           MARKET FOR COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS

     The Company's securities trade are traded on the OTC Bulletin Board and in the over-the-counter market "pink sheets". The Company's trading symbol is "PART". Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the range of high and low bid information for the quarterly periods as reported on America Online:

                                      High      Low
                                     ------   ------
  1997: (No quotations available
        for 1997.)
  1998:     1st Quarter ..........   $   0   $   0
            2nd Quarter ..........       0       0
            3rd Quarter ..........     .01     .01
            4th Quarter ..........       0       0
  1999:     1st Quarter ..........       0       0
            2nd Quarter ..........       0       0
            3rd Quarter ..........    6 1/2      0
            4th Quarter ..........    6 1/2   3 7/8
  2000:     1st Quarter ..........    4       4 1/2

Holders

     As of December 30, 1999, the number of holders of record of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 370.

Dividend Policy

     The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, the declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including, without limitation, the Company's financial condition, capital requirements and business condition.

     The Company is prohibited from paying cash dividends on the common stock until the preferred stock is converted into common stock or all preferred dividends in arrears are brought current.


                               LEGAL PROCEEDINGS

     The Company is not party to any material pending legal proceedings and has no knowledge that any such proceedings are threatened.


               CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                      ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.


                    RECENT SALES OF UNREGISTERED SECURITIES

     The following paragraphs set forth certain information with respect to all securities sold by the Company within the past three years without registration under the Securities Act of 1933, as amended (the "Securities Act"). The information includes the names of the purchasers, the date of issuance, the title and number of secur-ities sold and the consideration received by the company for the issuance of these shares.

     In September 1999, the Company issued to Charles F. Trapp 1,158,845 shares of common stock and to Louis Pistilli 75,000 shares of comon stock each at $.001 per share in exchange for services rendered.

     In September 1999, the Company issued to Mr. Giltner Stevens 100,000 shares, to Mr. Michael Salerno 306,980 shares, to Mr. Charles McLaughlin 76,744 shares and to Royal Trading Ltd 376,049 shares each at $.001 per share and for services rendered.

     In September 1999, the Company issued 3,069,788 shares of common stock to Joe Cool Collectibles, Inc. in exchange for all the outstanding stock of Cool Classics, Inc.

     In September 1999 the company issued a warrant, exercisable 13 months after issuance to Giltner B. Stevens to purchase 400,000 shares of the Company's common stock at $1.50 per share.

     The following individuals and/or entities purchsed the following number of shares of common stock of the company at $.10 per share pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended which offering closed on September 2, 1999.

      SHAREHOLDERS                              NUMBER OF SHARES

            Gerald A. Adler                                  41,660
            Juan M. Camprubi Sala                           250,000
            John Catterson                                   41,670
            Dauns Management, Inc.                          150,000
            Anthony DiNota                                  250,000
            Edward David                                    250,000
            Betty Jane Figlia                                50,000
            Joel S. Forman                                   41,660
            Roslyn A. Haber                                  41,670
            Mark Harmon                                      41,670
            John P. Kneafsey                                 10,000
            M & L Financial, Inc.                            34,000
            Charles McLaughlin                               80,000
            Jose Maria Losa                                 250,000
            Carolina Lugo                                   336,000
            Louis A. Pistilli                                50,000
            Joseph Rosenthal                                 41,670
            Giltner B. Stevens                              250,000
            John J. Villa                                    20,000
            West Valley Financial Management, Inc.           20,000

     On September 3, 1999, the Company issued a $775,000 principle 10 1/2 % convertible note due September 3, 2000. Interest is payable monthly, commencing in December 1999 and payable in arrears from September 1999. The note is convertible into 250,000 shares of the Company's common stock, at the option of the holder, at a conversion price of $3.10 per share. The convertible note contains a provision for an automatic conversion if the closing bid of the common stock is greater than or equal to $5.50 per share for twenty consecutive trading days. In connection with the execution of this note, the Company sold the holder 100,000 shares of the Company's restricted common stock for $.001 per share (which was below fair market value) and a warrant to purchase 400,000 shares of the Company's common stock at an exercise price of $1.00 per share.

                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

         The Company's Certificate of Incorporation contains no specific provision pertaining to the liability or indemnification of its officers or directors. However, the Company's by-laws provide that no director or officer of the corporation shall be liable for the acts, defaults or neglects of any other director or officer, or for any loss sustained by the corporation, unless the same has resulted from his own willful misconduct, willful neglect, or negligence. The by-laws further provide as follows:

         Each director and officer of the corporation and each person who shall serve at the corporation's request as a director or officer of another corporation in which the corporation owns shares of capital stock or of which it is a creditor shall be indemnified by the corporation against all reasonable costs, expenses and liabilities (including reasonable attorney's fees) actually and necessarily incurred by or imposed upon him in connection with, or resulting from, any claim, action, suit, proceeding, investigation or inquiry of whatever nature in which he may be involved as a party or otherwise by reason of his being or having been a director or officer of the corporation or such director or officer of such other corporation, at the time of the incurring or imposition of such costs, expenses or liabilities, except in relation to matters as to which he shall be finally adjudged in such action, suit, proceeding, investigation or inquiry to be liable for willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation. As to whether or not a director or officer was liable by reason of willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation, in the absence of such final adjudication of the existence of such liability, the Board of Directors and each director and officer may conclusively rely upon an opinion of legal counsel selected by or in the manner designated by the Board of Directors. The foregoing right to indemnification shall be in addition to and not in limitation of all other rights to which such person may be entitled as a matter of law and shall inure to the benefit of the legal representative of such person.

                           PREMIER CLASSIC ART, INC.
                             FINANCIAL STATEMENTS

                   FOR THE NINE ENDED FEBRUARY 29, 2000 AND
                  FEBRUARY 28, 1999 AND THE SIX MONTHS ENDED
                          NOVEMBER 30, 1999 AND 1998
                    AND THE YEARS ENDED MAY 31, 1999, 1998
                                   AND 1997

                           PREMIER CLASSIC ART, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                            PAGE
                                                                                          -------
Independent Auditors' Report ..........................................................    1 - 2
Financial Statements:
 Balance Sheets, February 29, 2000 (Unaudited), November 30, 1999, May 31, 1999 and
   1998 ...............................................................................      3
 Statement of Operations, Nine Months Ended February 29, 2000 and 1999 (Unaudited),
   Six Months Ended November 30, 1999 and 1998 and the Years Ended May 31, 1999,
   1998 and 1997 ......................................................................      4
 Statement of Stockholders' Equity (Deficiency) for the periods ended February 29, 2000
   (Unaudited), November 30, 1999, May 31, 1999 and 1998 ..............................      5
 Statement of Cash Flows, for the Nine Months Ended February 29, 2000 and 1999
   (Unaudited), Six Months Ended November 30, 1999 and 1998 and the Years Ended
   May 31, 1999, 1998 and 1997 ........................................................      6
 Notes to Financial Statements ........................................................   7 - 15

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Premier Classic Art, Inc.

We have audited the accompanying balance sheets of Premier Classic Art, Inc.(the "Company") as of November 30, 1999, May 31, 1999 and May 31, 1998, and the related statements of operations, stockholders' equity (deficiency), and cash flows for the six months ended November 30, 1999 and 1998 and the years ended May 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Premier Classic Art, Inc. at November 30, 1999, May 31, 1999 and May 31, 1998 and the results of their operations and their cash flows for the six months ended November 30, 1999 and 1998 and the years ended May 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 1 of Notes to Financial Statements, the Company needs to obtain additional financing and sell its inventory to liquidate its debts that are in default and support the Company's overhead. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



WIENER, GOODMAN & COMPANY, P.C.
Certified Public Accountants
Eatontown, New Jersey

December 28, 1999, except for Note 4, as to which the date is April 11, 2000.

                           PREMIER CLASSIC ART, INC.


                                BALANCE SHEETS


                                    ASSETS

                                                        February 29,       November
                                                            2000           30, 1999       May 31, 1999      May 31, 1998
                                                       --------------   --------------   --------------   ---------------
                                                         (Unaudited)
Current Assets:
 Cash ..............................................    $      3,846     $    217,758     $         --     $         --
 Marketable securities .............................           8,757           45,938               --               --
 Accounts receivable ...............................          20,115               --               --               --
 Prepaid expenses ..................................         416,666          459,920               --               --
 Inventories .......................................         365,954          307,389               --               --
                                                        ------------     ------------     ------------     ------------
   Total Current Assets ............................         815,338        1,031,005               --               --
 Other assets ......................................           5,000            5,000               --               --
                                                        ------------     ------------     ------------     ------------
   TOTAL ASSETS ....................................    $    820,338     $  1,036,005     $         --     $         --
                                                        ============     ============     ============     ============

                                           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
 Short-term debt ...................................    $    775,000     $    775,000     $         --     $         --
 Current portion of long-term debt .................              --           43,725          217,370          217,370
 Accounts payable ..................................              --            6,330           46,263           46,263
 Accrued expenses ..................................          90,856           76,739          151,408          128,008
                                                        ------------     ------------     ------------     ------------
   Total Current Liabilities .......................         865,856          901,794          415,041          391,641
                                                        ------------     ------------     ------------     ------------
 Long-term debt ....................................              --               --               --           88,630
                                                        ------------     ------------     ------------     ------------
   Total Liabilities ...............................         865,856          901,794          415,041          480,271
                                                        ------------     ------------     ------------     ------------
 Commitments and Contingencies
Stockholders' Equity (Deficiency):
 Series A cumulative convertible preferred stock
   8% cumulative, par value $.002 per share,
   authorized 10,000,000 shares; outstanding
   136,000, 152,800, 256,800 and 256,800 shares                  272              306              514              514
 Common stock -- par value $.001 per share,
   authorized 50,000,000 shares; outstanding
   7,649,946, 7,640,166, 75,410, and 75,410
   shares ..........................................           7,650            7,640               75               75
 Additional paid-in capital ........................       1,709,996        1,704,572          917,366          828,736
 Cumulative other comprehensive (loss) .............         (38,050)            (869)              --               --
 Deficit ...........................................      (1,725,386)      (1,577,438)      (1,332,996)      (1,309,596)
                                                        ------------     ------------     ------------     ------------
   Total Stockholders' Equity (Deficiency) .........         (45,518)         134,211         (415,041)        (480,271)
                                                        ------------     ------------     ------------     ------------
   TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY
    (DEFICIENCY) ...................................    $    820,338     $  1,036,005     $         --     $         --
                                                        ============     ============     ============     ============


                       See notes to financial statements.

                           PREMIER CLASSIC ART, INC.
                           STATEMENTS OF OPERATIONS


                                                            Nine Months Ended               Six Months Ended
                                                       February 29,    February 28,           November 30,
                                                      --------------  --------------  -----------------------------
                                                           2000            1999            1999           1998
                                                      --------------  --------------  -------------  --------------
                                                               (Unaudited)
Sales ..............................................   $    35,200      $       --     $       --      $       --
Cost and Expenses:
 Cost of sales .....................................         5,098              --             --              --
 Selling, general and administrative ...............       748,085              --        516,577              --
                                                       -----------      ----------     ----------      ----------
                                                           753,183              --        516,577              --
                                                       -----------      ----------     ----------      ----------
Loss from operations ...............................      (717,983)             --       (516,577)             --
Other expense
 Interest expense ..................................        48,381          17,550         33,121          11,700
                                                       -----------      ----------     ----------      ----------
Total other expense ................................        48,381          17,550         33,121          11,700
                                                       -----------      ----------     ----------      ----------
Loss before income taxes and extraordinary gain ....      (766,364)        (17,550)      (549,698)        (11,700)
Income tax provision ...............................            --              --             --              --
                                                       -----------      ----------     ----------      ----------
Loss before extraordinary gain .....................      (766,364)        (17,550)      (549,698)        (11,700)
Extraordinary gain on extinguishment of debt .......       373,974              --        305,256              --
                                                       -----------      ----------     ----------      ----------
Net (loss) .........................................   $  (392,390)     $  (17,550)    $ (244,442)     $  (11,700)
                                                       ===========      ==========     ==========      ==========
Net (loss) per common share
 -- basic and diluted ..............................   $     (0.16)     $    (0.24)    $    (0.16)     $    (0.16)
Extraordinary gain on extinguishment of debt .......          0.08              --           0.09              --
                                                       -----------      ----------     ----------      ----------
Net earnings (loss) per common sharebasic and
 diluted ...........................................   $     (0.08)     $    (0.24)    $    (0.07)     $    (0.16)
                                                       ===========      ==========     ==========      ==========
Weighted average of common shares outstanding
 -- basic and diluted ..............................     4,836,186          75,410      3,437,212          75,410
                                                       ===========      ==========     ==========      ==========

                                                                        Year Ended
                                                                         May 31,
                                                      ----------------------------------------------
                                                           1999            1998            1997
                                                      --------------  --------------  --------------
Sales ..............................................    $       --      $       --      $       --
Cost and Expenses:
 Cost of sales .....................................            --              --              --
 Selling, general and administrative ...............            --              --              --
                                                        ----------      ----------      ----------
                                                                --              --              --
                                                        ----------      ----------      ----------
Loss from operations ...............................            --              --              --
Other expense
 Interest expense ..................................        23,400          23,400          23,400
                                                        ----------      ----------      ----------
Total other expense ................................        23,400          23,400          23,400
                                                        ----------      ----------      ----------
Loss before income taxes and extraordinary gain ....       (23,400)        (23,400)        (23,400)
Income tax provision ...............................            --              --              --
                                                        ----------      ----------      ----------
Loss before extraordinary gain .....................       (23,400)        (23,400)        (23,400)
Extraordinary gain on extinguishment of debt .......            --              --              --
                                                        ----------      ----------      ----------
Net (loss) .........................................    $  (23,400)     $  (23,400)     $  (23,400)
                                                        ==========      ==========      ==========
Net (loss) per common share
 -- basic and diluted ..............................    $    (0.31)     $    (0.31)     $    (0.31)
Extraordinary gain on extinguishment of debt .......            --              --              --
                                                        ----------      ----------      ----------
Net earnings (loss) per common sharebasic and
 diluted ...........................................    $    (0.31)     $    (0.31)     $    (0.31)
                                                        ==========      ==========      ==========
Weighted average of common shares outstanding
 -- basic and diluted ..............................        75,410          75,410          75,410
                                                        ==========      ==========      ==========

                       See notes to financial statements.

                           PREMIER CLASSIC ART, INC.
                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                           Comprehensive
                                                              Total            (loss)           Deficit
                                                         ---------------  ---------------  ----------------
Balance June 1, 1997 ..................................    $  (456,871)                      $ (1,286,196)
 Retroactive effect of 1-for-50 reverse stock split
  effective September 1, 1999 .........................
 Net (loss) ...........................................        (23,400)                           (23,400)
                                                           -----------                       ------------
Balance, May 31, 1998 .................................       (480,271)                        (1,309,596)
 Capitalized debt .....................................         88,630                                 --
 Net (loss) ...........................................        (23,400)                           (23,400)
                                                           -----------                       ------------
Balance, May 31, 1999 .................................       (415,041)                        (1,332,996)
 Sale of common stock (at $.12 per share) .............         15,000
 Issuance of stock to repay accounts payable
  (valued at $.10 per share) ..........................              1
 Issuance of stock to repay debt and accrued
  interest (valued at $.10 per share) .................              2
 Conversion of preferred stock to common stock.........             --
 Capitalized debt .....................................         38,319
 Issuance of common stock for services
  (valued at $.10 per share) ..........................        209,362
 Issuance of common stock in connection with
  acquisition (valued at $1.75 per share) .............        306,879
 Issuance of common stock for services
  (valued at $.10 per share) ..........................          1,400
 Sale of common stock (at $.10 per share) .............        223,600
 Conversion of preferred stock to common stock
 Net unrealized loss on marketable securities .........           (869)     $      (869)
 Net (loss) ...........................................       (244,442)        (244,442)         (244,442)
                                                                            -----------
                                                                            $  (245,311)
                                                                            ===========
Balance, November 30, 1999 ............................        134,211                         (1,577,438)
 Issuance of common stock to repay debt and
  accrued interest (valued at $.10 per share) .........            400
 Conversion of preferred stock to common stock                      --
 Issuance of common stock for services
  (valued at $.40 per share) ..........................          5,000
 Net unrealized loss on marketable securities .........        (37,181)         (37,181)
 Net (loss) for the three months ended
  February 29, 2000 ...................................       (147,948)        (147,948)         (147,948)
                                                                            -----------
                                                                            $  (185,129)
                                                                            ===========
Balance, February 29, 2000 ............................    $   (45,518)                      $ (1,725,386)
                                                           ===========                       ============

                                                                                      Series A
                                                                                  Preferred Stock        Common Stock
                                                            Net unrealized    ------------------------  ---------------
                                                          (loss) on market-       Shares        Par          Shares
                                                           able securities     Outstanding     Value      Outstanding
                                                         -------------------  -------------  ---------  ---------------
Balance June 1, 1997 ..................................                          256,800      $  514        3,770,521
 Retroactive effect of 1-for-50 reverse stock split
  effective September 1, 1999 .........................     (3,695,111)
 Net (loss) ...........................................
Balance, May 31, 1998 .................................                          256,800         514           75,410
 Capitalized debt .....................................                               --                           --
 Net (loss) ...........................................                               --                           --
                                                                                 -------                   ----------
Balance, May 31, 1999 .................................                          256,800         514           75,410
 Sale of common stock (at $.12 per share) .............        124,590
 Issuance of stock to repay accounts payable
  (valued at $.10 per share) ..........................            925
 Issuance of stock to repay debt and accrued
  interest (valued at $.10 per share) .................          2,360
 Conversion of preferred stock to common stock.........        (40,000)              (80)      9,000
 Capitalized debt .....................................
 Issuance of common stock for services
  (valued at $.10 per share) ..........................      2,093,618
 Issuance of common stock in connection with
  acquisition (valued at $1.75 per share) .............      3,069,788
 Issuance of common stock for services
  (valued at $.10 per share) ..........................         14,000
 Sale of common stock (at $.10 per share) .............      2,236,000
 Conversion of preferred stock to common stock.........        (64,000)             (128)     14,475
 Net unrealized loss on marketable securities .........           (869)
 Net (loss) ...........................................

Balance, November 30, 1999 ............................           (869)          152,800         306        7,640,166
 Issuance of common stock to repay debt and
  accrued interest (valued at $.10 per share) .........          4,000
 Conversion of preferred stock to common stock ........        (16,800)              (34)      3,780
 Issuance of common stock for services
  (valued at $.40 per share) ..........................          2,000
 Net unrealized loss on marketable securities .........        (37,181)
 Net (loss) for the three months ended
  February 29, 2000 ...................................

Balance, February 29, 2000 ............................     $  (38,050)          136,000      $  272        7,649,946
                                                             ==========          =======      ======       ==========

                                                           Common
                                                            Stock       Stock
                                                         ----------  ----------
                                                             Par        Paid-In
                                                            Value       Capital
                                                         ----------  -------------
Balance June 1, 1997 ..................................   $  3,770    $  825,041
 Retroactive effect of 1-for-50 reverse stock split
  effective September 1, 1999 .........................     (3,695)        3,695
 Net (loss) ...........................................
Balance, May 31, 1998 .................................         75       828,736
 Capitalized debt .....................................                   88,630
 Net (loss) ...........................................                       --
                                                                      ----------
Balance, May 31, 1999 .................................         75       917,366
 Sale of common stock (at $.12 per share) .............        125        14,875
 Issuance of stock to repay accounts payable
  (valued at $.10 per share) ..........................          1
 Issuance of stock to repay debt and accrued
  interest (valued at $.10 per share) .................          2
 Conversion of preferred stock to common stock.........          9            71
 Capitalized debt .....................................     38,319
 Issuance of common stock for services
  (valued at $.10 per share) ..........................      2,094       207,268
 Issuance of common stock in connection with
  acquisition (valued at $1.75 per share) .............      3,070       303,809
 Issuance of common stock for services
  (valued at $.10 per share) ..........................         14         1,386
 Sale of common stock (at $.10 per share) .............      2,236       221,364
 Conversion of preferred stock to common stock                  14           114
 Net unrealized loss on marketable securities .........
 Net (loss) ...........................................

Balance, November 30, 1999 ............................      7,640     1,704,572
 Issuance of common stock to repay debt and
  accrued interest (valued at $.10 per share) .........          4           396
 Conversion of preferred stock to common stock                   4            30
 Issuance of common stock for services
  (valued at $.40 per share) ..........................          2         4,998
 Net unrealized loss on marketable securities .........
 Net (loss) for the three months ended
  February 29, 2000 ...................................

Balance, February 29, 2000 ............................   $  7,650    $1,709,996
                                                          ========    ==========

                           PREMIER CLASSIC ART, INC.
                           STATEMENTS OF CASH FLOWS

                                                        Nine Months Ended                Six Months Ended
                                                   February 29,    February 28,            November 30,
                                                  --------------  --------------  ------------------------------
                                                       2000            1999            1999            1998
                                                  --------------  --------------  --------------  --------------
                                                           (Unaudited)
Cash flows from operating activities:
 Net (loss) ....................................   $   (392,390)    $  (17,550)     $ (244,442)     $  (11,700)
  Adjustments to reconcile net (loss) to
   cash provided by operating activities:
   Common stock issued for services ............          8,494             --           3,494
   Depreciation and amortization ...............          3,387             --           3,387
   Extraordinary gain on extinguishment
    of debt ....................................       (373,974)            --        (305,256)
   Non-cash compensation expense ...............        207,268             --         207,268
  Changes in operating assets and
   liabilities:
   (Increase) in marketable securities .........        (46,807)            --         (46,807)
   (Increase) in security deposits .............         (5,000)            --          (5,000)
   (Increase) in prepaid expenses ..............        (20,115)            --        (459,920)
   Increase in accounts payable ................       (416,666)            --           6,330
   (Increase) in inventories ...................        (58,565)            --              --              --
   Increase in accrued expenses ................         89,114         17,550          46,604          11,700
                                                   ------------     ----------      ----------      ----------
   Net Cash Used in Operating
    Activities .................................     (1,005,254)            --        (794,342)             --
                                                   ------------     ----------      ----------      ----------
Cash flows from financing activities:
 Proceeds from sale of common stock ............        238,600             --         238,600              --
 Proceeds from short term borrowings ...........        775,000             --         775,000              --
 Payments of short term borrowings .............         (4,500)            --          (1,500)             --
                                                   ------------     ----------      ----------      ----------
   Net Cash Provided by Financing
    Activities .................................      1,009,100             --       1,012,100              --
                                                   ------------     ----------      ----------      ----------
Net increase in cash ...........................          3,846             --         217,758              --
Cash -- beginning of year ......................             --             --              --              --
                                                   ------------     ----------      ----------      ----------
Cash -- end of year ............................   $      3,846     $       --      $  217,758      $       --
                                                   ============     ==========      ==========      ==========
Supplemental disclosure of non-cash
 financing activities:
 Capital contribution to forgive debt ..........   $     38,319     $   88,630      $   38,319      $       --
                                                   ============     ==========      ==========      ==========
Non-cash investing activities:
 Unrealized (loss) on marketable securities        $     38,050                     $     (869)
                                                   ============                     ----------
 Common stock issued for inventory .............   $    306,879                     $  306,879
                                                   ============                     ==========

                                                                    Year Ended
                                                                     May 31,
                                                  ----------------------------------------------
                                                       1999            1998            1997
                                                  --------------  --------------  --------------
Cash flows from operating activities:
 Net (loss) ....................................    $  (23,400)     $  (23,400)     $  (23,400)
  Adjustments to reconcile net (loss) to
   cash provided by operating activities:
   Common stock issued for services ............
   Depreciation and amortization ...............
   Extraordinary gain on extinguishment
    of debt ....................................
   Non-cash compensation expense ...............
  Changes in operating assets and
   liabilities:
   (Increase) in marketable securities .........
   (Increase) in security deposits .............
   (Increase) in prepaid expenses ..............
   Increase in accounts payable ................
   (Increase) in inventories ...................            --              --              --
   Increase in accrued expenses ................        23,400          23,400          23,400
                                                    ----------      ----------      ----------
   Net Cash Used in Operating
    Activities .................................            --              --              --
                                                    ----------      ----------      ----------
Cash flows from financing activities:
 Proceeds from sale of common stock ............            --              --              --
 Proceeds from short term borrowings ...........            --              --              --
 Payments of short term borrowings .............            --              --              --
                                                    ----------      ----------      ----------
   Net Cash Provided by Financing
    Activities .................................            --              --              --
                                                    ----------      ----------      ----------
Net increase in cash ...........................            --              --              --
Cash -- beginning of year ......................            --              --              --
                                                    ----------      ----------      ----------
Cash -- end of year ............................    $       --      $       --      $       --
                                                    ==========      ==========      ==========
Supplemental disclosure of non-cash
 financing activities:
 Capital contribution to forgive debt ..........    $   88,630      $       --      $       --
                                                    ==========      ==========      ==========
Non-cash investing activities:
 Unrealized (loss) on marketable securities
 Common stock issued for inventory .............

                       See notes to financial statements.

                           PREMIER CLASSIC ART, INC.

                         NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Organization

     Premier Classic Art, Inc. (the "Company") formerly Pet-Con Industries, Inc. previously manufactured recyclable containers and bottles for sale to private label grocery product manufacturers and private label food packers. The Company discontinued operations in June 1995. On September 1, 1999 the Company changed its name and is currently engaged in the marketing of original, hand-painted production animation cels through a variety of outlets throughout the United States.

Basis of Presentation

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

     The Company's operations have just commenced under new management.

     The Company's ability to continue as a going concern is dependant upon its ability to obtain needed working capital through additional equity and/or debt financing and its ability to market its inventory. Management is actively seeking additional capital to liquidate its current obligations. There is no assurance that additional capital will be obtained or the Company will be able to sell its current inventory. These uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

     The financial statements do not include any adjustments relative to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

     The Company classifies its investment in equity securities as "available for sale", and accordingly, reflects unrealized losses, net of deferred taxes, as a separate component of stockholders' equity (deficiency).

     The fair values of marketable securities are estimated based on quoted market prices. Realized gains or losses from the sales of marketable securities are based on the specific identification method.

Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments with quality financial institutions and, by policy, limits the amount of credit exposure with any on financial institution.

Reverse Stock Split

     Effective September 1, 1999 the Board of Directors approved a one-for-fifty reverse stock split of its common stock. All references in the accompanying financial statements to the number of shares and per share amounts have been retroactively restated to reflect this transaction.

                           PREMIER CLASSIC ART, INC.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES  -- (Continued)

Prepaid Expenses

     Prepaid expenses consist primarily of a three year consulting agreement in the amount of $500,000 which was paid in cash by the Company in September 1999. Consulting expense charged to operations for the nine months ended February 29, 2000 and February 28, 1999 was $83,333 and -0-, respectively. For the six months ended November 30, 1999 and 1998 was $41,667 and -0-, respectively. For the years ending May 31, 1999, 1998 and 1997, there was no consulting expense.

Inventories

     Inventories, consisting of finished animated cels are stated at the lower of cost (first-in, first-out) or market.

Revenue Recognition

     Revenue will be recognized upon shipment of merchandise after the price to the buyer is fixed and determinable and title passes to customers and collectibility of the sales price is reasonably assured.

Stock-Based Compensation

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. The Company has adopted the disclosure-only provisions of SFAS No. 123. The Company recognizes compensation expense for services to non-employees based on fair value accounting rules.

Earnings Per Common Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", which requires companies to present basic earnings per share ("EPS") and diluted earnings per share instead of the primary and fully diluted EPS that was required. The new standard requires additional information disclosures and also makes certain modifications to the currently applicable EPS calculations defined in Accounting Principles Board No. 15.

     Basic and diluted loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common and potential common shares during the year. Potential common shares are excluded from the loss per share calculation. because the effect would be antidilutive. Potential common shares relate to the preferred stock that is convertible into common stock, convertible debt and outstanding warrants. The number of potential common shares outstanding were 947,946, 951,810, 59,064 and 59,064 as of February 29, 2000, November 30, 1999,
May 31, 1999 and May 31, 1998, respectively.

Fair Value of Financial Instruments

     At November 30, 1999, the fair values of cash, other current assets, accounts payable, accrued interest and other accrued liabilities approximated their carrying values because of the short-term nature of these instruments. The estimated fair values of the convertible debt subject to fair value disclosures was determined by multiplying the number of common shares the debt is convertible into by the quoted market price of the Company's Common Stock at November 30, 1999.

                                   Carrying         Fair
                                     Value         Value
                                  ----------   -------------
     Convertible debt .........    $775,000     $1,500,000

                           PREMIER CLASSIC ART, INC.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES  -- (Continued)

Unaudited Interim Financial Statements

     The financial statements as of February 29, 2000 and for the nine months ended February 29, 2000 and 1999 include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results for the interim period ended February 29, 2000 are not necessarily indicative of the results that may be expected for the entire year.


2. MARKETABLE SECURITIES


                                                   Estimated        Gross         Gross
                                                      Fair       Unrealized     Unrealized
                                        Cost         Value          Gains         Losses
                                     ----------   -----------   ------------   -----------
February 29, 2000:
 Marketable securities -- current:
   Common stock ..................    $46,807       $ 8,757          $--         $38,050
                                      =======       =======          ===         =======
November 30, 1999:
 Marketable securities -- current:
   Common stock ..................    $46,807       $45,938          $--         $   869
                                      =======       =======          ===         =======


     There were no realized gains or losses for the nine months ended February 29, 2000 and February 28, 1999 or for the six months ended November 30, 1999 and 1998 or the years ended May 31, 1999, 1998 and 1997.


3. ACQUISITION

     On September 8, 1999, the Company acquired the inventory of original, hand-painted production animation cels, of Cool Classic, Inc., a subsidiary of Joe Cool Collectibles, Inc. for 3,069,788 shares of the Company's common stock, which represents approximately 40% of the total outstanding shares of the Company.

     The acquired inventory was accounted for as a non-monetary transaction in accordance with Accounting Principles Board Opinion No. 29, "Accounting for Non-Monetary Transactions" (APB No. 29). The Company recorded the inventory value at $306,879. Cool Classic, Inc. was not a business but a collection of animated art cels and, accordingly, the Company has not included any proforma unaudited results of operations.


4. DEBT

     Short-term debt consisted of the following:

     On September 3, 1999, the Company issued a $775,000 principle 10 1/2 % convertible note due September 3, 2000. Interest is payable monthly, commencing in December 1999 and payable in arrears from September 1999. The note is convertible into 250,000 shares of the Company's common stock, at the option of the holder, at a conversion price of $3.10 per share. The convertible note contains a provision for an automatic conversion if the closing bid of the common stock is greater than or equal to $5.50 per share for twenty consecutive trading days. In connection with the execution of this note, the Company sold the holder 100,000 shares of the Company's restricted common stock for $.001 per share (which was below fair market value) and a warrant to purchase 400,000 shares of the Company's common stock at an exercise price of $1.00 per share. This transaction resulted in additional interest expense of $9,900.

     The holder of this note received a first priority security in the Company's inventory and an insurance policy in the amount of $1.5 million, naming the holder as an additional insurer.

                           PREMIER CLASSIC ART, INC.

4. DEBT  -- (Continued)

     Long-term debt consisted of the following:

                                                                  February 29,     November 30,      May 31,      May 31,
                                                                      2000             1999           1999         1998
                                                                 --------------   --------------   ----------   ----------
10% notes payable to stockholders, obligation in default at
 July 1997 (a) ...............................................         $--            $ 3,000       $ 83,000     $ 83,000
12% note payable, obligation in default at May 31,
 1994 (b) ....................................................          --                 --         35,000       35,000
8% notes payable to stockholders, less discount of $6,957,
 obligation in default at October 1998 (c) ...................          --             23,043         33,043       33,043
10% note payable, obligation in default at April 1994 (d) .             --                 --         25,000       25,000
18% notes payable, obligation in default at December
 1995 (e) ....................................................          --                 --         23,645       23,645
12% note payable, obligation in default at June 1994 .........          --             10,000         10,000       10,000
8% note payable to stockholder, less discount of $2,318,
 obligation in default at September 1998 .....................          --              7,682          7,682        7,682
                                                                       ---            -------       --------     --------
Total ........................................................          --             43,725        217,370      217,370
Less current maturities ......................................          --             43,725        217,370      217,370
                                                                       ---            -------       --------     --------
                                                                       $--            $    --       $     --     $     --
                                                                       ===            =======       ========     ========

------------
(a) On August 13, 1999, the Company paid $1,500 in cash for payment in full of a $30,000 note with accrued interest of $21,645. On August 23, 1999, the Company issued 1,000 shares of common stock for payment of the principal of $50,000 and accrued interest of $36,075. In December 1999 the Company paid principal of $3,000 and accrued interest of $4,610 in cash for full payment of this debt.

(b) On August 23, 1999, the Company issued 700 shares of common stock for payment of the principal of $35,000 and accrued interest of $28,495.

(c) On August 23, 1999, the Company issued 200 shares of common stock for payment of principal of $10,000 and accrued interest of $4,644. On December 10, 1999 the Company issued 3,000 shares of common stock for payment of the principal of $23,043 and accrued interest of $14,833.

(d) On August 17, 1999 the president personally took responsibility for the principal of $25,000 and the accrued interest of $13,319.

(e) On August 23, 1999, the Company issued 460 shares of common stock for payment of the principal of $23,645 and accrued interest of $21,318.

(f) On December 20, 1999, the promissory note of $10,000 and accrued interest of $8,554 was forgiven by the noteholder.

(g) On December 10, 1999, the Company issued 1,000 shares of common stock for payment of the principal of $7,682 and accrued interest of $5,006.

     The above transactions, (a through g),resulted in the Company issuing 6,360 shares of the Company's common stock and the Company recorded an extraordinary gain on extinguishment of debt of $373,974 and $305,256 included in the statement of operations for the nine months ended February 29, 2000 and the six months ended November 30, 1999, respectively.

                           PREMIER CLASSIC ART, INC.

5. STOCK OPTIONS AND WARRANTS

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". In September 1999, the Company issued three-year warrants to purchase 666,666 shares of Common Stock at an exercise price of $1.00 per share. In connection with the short-term debt, the Company issued a warrant for 400,000 shares of common stock and in connection with the consulting agreement, the Company issued a warrant to purchase 266,666 shares of common stock.

     Information regarding the Company's warrants for the six months ended November 30, 1999 is as follows:

                                                                             Weighted Average
                                                                Shares        Exercise Price
                                                             ------------   -----------------
Warrants outstanding beginning of period .................           --          $   --
Warrants exercised .......................................           --          $   --
Warrants granted .........................................      666,666          $ 1.00
Warrants cancelled .......................................           --          $   --
                                                                -------
Warrants outstanding, end of period ......................      666,666          $ 1.00
                                                                =======
Warrants price range end of period .......................    $    1.00
Weighted-average fair value of warrants granted during the
 year ....................................................    $     .56

     The following table summarizes information about fixed-price stock options outstanding at November 30, 1999:

                                               Weighted Average          Weighted              Number
     Range of        Number Outstanding     Remaining Contractual    Average Exercise      Exercisable at     Weighted Average
 Exercise Prices    at November 30, 1999             Life                  Price         November 30, 1999     Exercise Price
-----------------  ----------------------  -----------------------  ------------------  -------------------  -----------------
$  1.00                   666,666          3 years                  $ 1.00                   666,666         $ 0.56

6. STOCK BASED COMPENSATION

     On September 1, 1999, the Company issued 2,093,618 shares of common stock for consulting services rendered. The Company valued these shares at fair market value and recorded additional compensation expense of $207,268 which is included in selling general and administrative costs in the Statement of Operations.

7. INCOME TAXES

     The Company has a net operating loss ("NOL") carryforward of approximately $900,000 expiring in various years through 2014. The Company has not reflected any benefit of such NOL carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes" (SFAS 109) as the realization of this deferred tax benefit is not more than likely.

     The Tax Reform Act of 1986 provided for a limitation on the life of NOL carryforwards, following certain ownership changes. As a result of transactions in the Company's common stock during the six months ended November 30, 1999, a change in ownership of greater than 50%, as defined, has occurred. Under such circumstances, the potential benefits from utilization of tax carryforwards may be substantially limited or reduced on an annual basis.

     There is no provision for income taxes for the six months ended November 30, 1999 and for the years ended May 31, 1999, as the Company had net losses.

                           PREMIER CLASSIC ART, INC.

7. INCOME TAXES  -- (Continued)

     The tax effect of the net operating loss carryforward on deferred income taxes at November 30, 1999 and May 31, 1999 was as follows:

                                  Temporary
                                 Difference      Tax Effect
                                ------------   -------------
Net operating loss ..........    $  900,000     $  360,000
Valuation allowance .........      (900,000)      (360,000)
                                 ----------     ----------
                                 $       --     $       --
                                 ==========     ==========

8. EXTRAORDINARY GAINS

     In August 1999, the Company issued common shares to extinguish long-term debt and accrued interest. In connection with these transactions the Company recorded extraordinary gains of approximately $373,974 ($.08 per share) and $305,000 ($.09 per share) for the nine months ended February 29, 2000 and the six months ended November 30, 1999, respectively.

9. COMMITMENTS AND CONTINGENCIES

     Leases

     On September 3, 1999, the Company signed a sublease and assembly agreement with a warehouse facility. The sublease requires the Company to pay certain utility and related charges.

     Future minimum lease payments are as follows:

  Years Ending
  November 30,       Amount
----------------   ----------
  2000 .........    $12,000
  2001 .........      5,000
  2002 .........         --
  2003 .........         --
  2004 .........         --
                    -------
                    $17,000
                    =======

     Rent expense for the nine months ended February 29, 2000 and February 28, 1999 and for the six months ended November 30, 1999 and 1998 was $6,000, -0-, $3,000 and -0-, respectively. For the years ended May 31, 1999, 1998 and 1997, there was no rent expense.

     The assembly agreement requires the Company to pay actual labor and material plus 15% of those costs to assemble the cels. The agreement also requires the Company to pay actual labor, material and shipping costs plus 15% of those costs to ship the cels.


Distribution Agreement

     On September 3, 1999, the Company signed a three year distribution agreement with an option to extend it for an additional two years. The distribution agreement requires the Company to pay a fee of 50% of the distributors retail price when the distributor sells directly to the ultimate consumer and 25% when sold to wholesalers.

                                   PART III


                       Index and Description of Exhibits




1. Index to Exhibits




Exhibit No.     Description
-------------   -----------------------------------------------------------------------------------------
   3.1          Certificate of Incorporation, together with all amendments*
   3.2          By-Laws*
  10.1          Marketing Agreement, dated as of September 14, 1999, by and between the Company and
                Giltner B. Stevens*
  10.2          Loan Agreement, dated September 2, 1999, by and between the Company and Giltner Stephens*
  10.3          Sub-Lease and Assembly Agreement, dated as of September 3, 1999, by and between the
                Company and Royal Animated Art, Inc.*
  10.4          Plan and Agreement of Reorganization, dated as of September 2, 1999, by and among the
                Company, Cool Classic Incorporated and Joe Cool Collectibles, Inc.*
  10.5          Employment Agreement, dated as of September 1, 1999, by and between the Company and
                Charles F. Trapp*
  10.6          Distribution Agreement, dated as of September 1999, by and between the Company and Royal
                Animated Art, Inc.*
  27.1          Financial Data Schedule*

------------------
* Previously filed.


2. Description of Exhibits

   Exhibits are set forth above under Item 1 of this Part III.

                                   SIGNATURE


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: May 10, 2000





                   Premier Classic Art, Inc.





                                         /s/ Charles Trapp
                   By:---------------------------------------
                                        Name: Charles Trapp
                                        Title:  President and CEO



                                       21